Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor				Successor
	Year ended December 31,			Period from January 1 to July 19,	Period from July 20 to September 30,
	2008	2009	2010	2011	2011
(dollars in millions, except ratio)
Computation of Earnings:
Pre-tax income (loss) from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries	$39.9	$22.6	$47.1	$38.4	$(23.7)
Fixed charges	15.5	9.9	6.7	3.2	17.0
Non-controlling interest in pretax income of subsidiaries that have not incurred fixed charges	(0.4)	(0.4)	(0.5)	(0.4)	(0.1)

Total Earnings	$55.5	$32.1	$53.3	$41.2	$(6.8)

Computation of Fixed Charges
Cash interest expense	$13.7	$8.1	$4.9	$2.2	$6.5
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	6.3
Preferred stock accretion and dividends included in interest expense	—	—	—	—	2.3
Gross up of preferred stock accretion and dividends	—	—	—	—	1.5
Portion of rents representative of an interest factor	1.8	1.8	1.8	1.0	0.4

Total Fixed Charges	$15.5	$9.9	$6.7	$3.2	$17.0

Ratio of earnings to fixed charges (1)	3.5	3.2	8.0	12.9	— (2)

(1)

For the purpose of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from (1) adding (a) pre-tax income (loss) from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries and (b) fixed charges and (2) subtracting the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges is the sum of (a) cash interest expense, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) preferred stock accretion and dividends included in interest expense, (d) gross up of preferred stock accretion and dividends to account for the non-deductible nature of the dividends, and (e) an estimate of one-third of rental expense to be the amount representing interest.

(2)

Due to our net operating loss for the period from July 20 to September 30, 2011, the ratio of earnings to fixed charges was less than 1:1. To achieve the ratio coverage of 1:1, we would have needed additional earnings of approximately $23.0 million.